December 2010 Pricing Sheet dated December 27, 2010 relating to Preliminary Terms No. 611 dated December 14, 2010 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in Equities

Contingent Income Auto-Callable Securities due December 24, 2012
Based on the Performance of the iShares® MSCI Brazil Index Fund
PRICING TERMS – DECEMBER 27, 2010
Issuer:	Morgan Stanley
Underlying shares:	Shares of the iShares® MSCI Brazil Index Fund
Aggregate principal amount:	$5,100,000
Stated principal amount:	$10 per security
Issue price:	$10 per security (see “Commissions and Issue Price” below)
Pricing date:	December 27, 2010
Original issue date:	December 30, 2010 (3 business days after the pricing date)
Maturity date:	December 24, 2012
Early redemption:
If, on any of the first seven determination dates, the determination closing price of the underlying shares is greater than the initial share price, the securities will be automatically redeemed for an early redemption payment on the fifth business day following the related determination date.

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly payment with respect to the related determination date.
Determination closing price:	The closing price of one underlying share on any determination date other than the final determination date times the adjustment factor on such determination date
Contingent quarterly payment:	•
If on any determination date, the determination closing price or the final share price, as applicable, is greater than the downside threshold level, we will pay a contingent quarterly payment of $0.21 (2.10% of the stated principal amount) per security on the related contingent payment date.

	•	If on any determination date, the determination closing price or the final share price, as applicable, is less than or equal to the downside threshold level, no contingent quarterly payment will be made with respect to that determination date.
Determination dates:
March 27, 2011, June 27, 2011, September 27, 2011, December 27, 2011, March 27, 2012, June 27, 2012, September 27, 2012, December 19, 2012.  We also refer to December 19, 2012 as the final determination date.

Contingent payment dates:
With respect to each determination date other than the final determination date, the fifth business day after the related determination date.  The payment of the contingent quarterly payment, if any, with respect to the final determination date will be made on the maturity date.

Payment at maturity:	•	If the final share price is greater than the downside threshold level:	(i) the stated principal amount plus (ii) the contingent quarterly payment with respect to the final determination date
	•	If the final share price is less than or equal to the downside threshold level:	(i) the stated principal amount times (ii) the share performance factor
Share performance factor:	The final share price divided by the initial share price
Adjustment factor:	1.0, subject to adjustment in the event of certain corporate events affecting the underlying shares
Downside threshold level:	$59.232, which is equal to 80% of the initial share price
Initial share price:	$74.04, which is the closing price of one underlying share on the pricing date
Final share price:	The closing price of one underlying share on the final determination date times the adjustment factor on such date
CUSIP:	61759G166
ISIN:	US61759G1664
Listing:	The securities will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest.”
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Issuer
Per security	$10	$0.20	$9.80
Total	$5,100,000	$102,000	$4,998,000
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor.  The lowest price payable by an investor is $9.925 per security.  Please see “Syndicate Information” on page 11 of the accompanying preliminary terms for further details.

(2)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $ 0.20 for security they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution” in the accompanying prospectus supplement.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.
Preliminary Terms No. 611 dated December 14, 2010
Prospectus Supplement for Auto-Callable Securities dated August 20, 2009
Prospectus dated December 23, 2008
The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.